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                             December 20, 2023

       Dennis G. Schuh
       Chief Executive Officer and President
       Starwood Credit Real Estate Income Trust
       2340 Collins Avenue
       Miami Beach, FL 33139

                                                        Re: Starwood Credit
Real Estate Income Trust
                                                            Form 10-12G
                                                            Response Dated
December 11, 2023
                                                            File No. 000-56577

       Dear Dennis G. Schuh:

              We have reviewed your December 11, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2023 letter.

       Correspondence submitted December 11, 2023

       General

   1.                                                   We note your revised
risk factor disclosure regarding the company   s status under the
                                                        Investment Company Act
of 1940, as amended (   Investment Company Act   ) in response
                                                        to prior comment 1.
Please further revise the disclosure to reflect the following changes:

                                                              Please add the
underlined language to the following existing disclosure: We believe that Real Estate
Capital will not be deemed an investment company because it will be able to rely on
Section 3(c)(6) of the Investment Company Act.

                                                              Please note that
SEC staff has not taken the position that the    primarily engaged
                                                            element of section
3(c)(6) of the Investment Company Act is satisfied solely on the basis of the parent
deploying 55% of assets in subsidiaries that can rely on section
 Dennis G. Schuh
Starwood Credit Real Estate Income Trust
December 20, 2023
Page 2
          3(c)(5)(C) of the Investment Company Act. Please revise your proposed disclosure to
          address that, in the context described, the    primarily engaged
element of section
          3(c)(6) generally depends on where the parent deploys its assets and on where the parent derives its income.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameDennis G. Schuh
                                                      Division of Corporation
Finance
Comapany NameStarwood Credit Real Estate Income Trust
                                                      Office of Real Estate &
Construction
December 20, 2023 Page 2
cc:       Ryan Bekkerus, Esq.
FirstName LastName